EXHIBIT 99.f


                           Reimbursement Agreements


The Funds have no plans to compensate officers and directors who are affiliated with the Investment Adviser except indirectly through payment of the advisory fee.

Each director, who is not an 'interested person' as that term is defined in the 1940 Act, of the Funds was paid an annual fee of $500.00 per fund for serving as a member of the Board of Directors for fiscal year 2009. The Chairman of the Board of Director was paid an annual fee of $625.00 per fund.